

OFFERING MEMORANDUM

facilitated by



Miss Prissy's LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Miss Prissy's LLC
State of Organization	NY
Date of Formation	02/04/2020
Entity Type	Limited Liability Company
Street Address	PO Box 857, Syracuse NY, 13214
Website Address	Missprissysd.com

(B) Directors and Officers of the Company

Key Person	Dreamer Glen
Position with the Company	
Title	owner
First Year	2020
Other business experience (last three years)	*Dreamer L. Glen is a highly skilled self-taught cook. She is responsible for the Stellar Food. For the past 21 years, she started out servicing clients through her home-based catering and lunch delivery service and now runs a successful stall in the Salt City Market. This venture was birthed not only out of her love for cooking but a need. Terminated from her job after difficult childbirth and the death of her firstborn child cooking served to be therapeutic. She has years of experience with party/event coordination and feeding large crowds. In the past she has also supervised and managed staff in excess of forty people. She holds a MS from the State University of New York at Albany. She is also a graduate of the Upstart Business Training Program.*

Key Person	Cyrus Thornton
Position with the Company Title First Year	 owner 2020
Other business experience (last three years)	*Cyrus L. Thornton is the half of the team that is responsible for the Superior Service. He has over 15 years of experience in management of the Not-for-Profit sector. Over his years of facilitating and planning meetings he has gained the characteristic of paying attention to the details. Cyrus is passionate about how things will work and flow logistically. He has experience in managing budgets and financials as he serves as the treasurer for several organizations. With him at the helm of these organizations they have flourished. His attention to detail and logistics makes every Miss Prissy event unforgettable. He has a bachelor's degree from Benedict College and is also a graduate of Upstart Business Training Program.*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Dreamer Glen	51%
Cyrus Thornton	49%

(D) The Company's Business and Business Plan

The Team

Dreamer L. Glen , Co-Owner

Dreamer L. Glen is a highly skilled self-taught cook. She is responsible for the Stellar Food. For the past 21 years, she started out servicing clients through her home-based catering and lunch delivery service and now runs a successful stall in the Salt City Market. This venture was birthed not only out of her love for cooking but a need. Terminated from her job after difficult childbirth and the death of her firstborn child cooking served to be therapeutic. She has years of experience with party/event coordination and feeding large crowds. In the past she has also supervised and managed staff in excess of forty people. She holds a MS from the State University of New York at Albany. She is also a graduate of the Upstart Business Training Program.

4

Cyrus L. Thornton, Co-Owner

Cyrus L. Thornton is the half of the team that is responsible for the Superior Service. He has over 15 years of experience in management of the Not-for-Profit sector. Over his years of facilitating and planning meetings he has gained the characteristic of paying attention to the details. Cyrus is passionate about how things will work and flow logistically. He has experience in managing budgets and financials as he serves as the treasurer for several organizations. With him at the helm of these organizations they have flourished. His attention to detail and logistics makes every Miss Prissy event unforgettable. He has a bachelor's degree from Benedict College and is also a graduate of Upstart Business Training Program.

SUPERIOR SERVICE. STELLAR FOOD.

At Miss Prissy's, our main goal is to provide superior service and stellar food in everything that we do. Our catered events are about making your vision a reality, with the success of your gathering as our most important priority. Food is who I am. Growing up, in everything our family experienced, from life to death, the importance of good food was the nucleus. Either you enjoy doing it and have a heart for it or leave it alone.

When you do serve, you serve and present as if you were serving royalty. You make people feel special. They walk away with an experience, and you walk away not only with a reputation but knowing you contributed to their happiness even if it was only through a meal. Hence our tag line of Superior Service. Stellar Food. There are not many options for American Soul Food served with class and style in our area and there is a need for it. I decided to create a company to meet the need, using the model that my family instilled in me when I was growing up. We got here by being persistent. I have been trying my hand at this for 17 years but with faith, determination, a great support system, and lots of love, and business is growing steadily.

Due to the strong community support that we've received over the past few years, it's time for the next chapter of Miss Prissy's. We hope you'll join us as an investor as we expand to a new location in Downtown Syracuse.

Our Menu

We offer creative, colorful twists on Southern dishes as well as the traditional offerings. Our menu presents a welcomed change to the city of Syracuse where soul food options are very limited.

- We partner with local businesses and suppliers such as Guinta Produce, Mineo Wholesale, Pepsi, local farms, and Paul Nojaim to provide quality ingredients at an affordable cost.
- Our menu will include vegan, vegetarian, and gluten-free options to better serve the needs of our community
- The new location will include a liquor license and a full bar
- Additional revenue streams will include full-service catering and holiday meals, as well as Miss Prissy's Sassy Sauce.
- Miss Prissy's Sassy Sauce, launched in 2022, can be found in local supermarkets in and around Syracuse.

A unique offering for Downtown Syracuse

As a reputable black-owned business in Syracuse, we're proud to offer delicious soul food with a superior customer experience. We believe that our unique menu and experience will make us the go-to option for our target market of family-oriented professionals seeking great food.

- We have few direct competitors: there are only 2 other African American owned food establishments, and one of them is only open on the weekends with inconsistent offerings.
- Indirect competitors for catering include Wegmans and Diamond Catering; however, it was discovered with polls that the market is bored with large impersonal caterers and other chain restaurants.
- In the past year people in Syracuse spent over $1500 on food outside of the home, and that figure is expected to climb by 5% in the upcoming year. Every dollar in food spent away from home contributes $1.990 to the local economy, and we believe that we're well suited to become a popular option for residents looking to dine out.

Our Story

Miss Prissy's was established in 2017 and currently operates as a carry out restaurant in the Salt City Market. We serve delectable home cooked favorites as one of the few soul food restaurants in the area. Our mission is to continue to restore unity and joy to our community one plate at a time with high-quality meals and beverages in a clean and fun atmosphere while providing friendly and exceptional customer service. Miss Prissy's creates memorable moments utilizing food.

- Our current home is a 440 sq. ft. food stall in the Salt City Market, a $22M project of Syracuse Urban Partnership, a two-year-old nonprofit under the Allyn Family Foundation in Downtown Syracuse.
- Our customers include Upstate Hospital, Crouse Hospital, Centerstate CEO, Southwest Community Center, NY Funders, Syracuse University, Key Bank, Syracuse Cooperative Market along with numerous other not for profit entities, churches, and our Miss Prissy family.
- The Salt City Market has served us well, however, the customer demand for expanded services that we are unable to offer at our Salt City location has caused us to set our sights on a new home.

The Next chapter of Miss Prissy's

We have secured a lease for a 3,000 square foot renovated storefront on South Warren Street in the progressive Downtown Area.

- Located between Jefferson and East Onondaga Streets in Downtown Syracuse near multiple businesses
- Will include table and lounge seating for approximately 70 people
- Bar/Counter seating for approximately 12 people
- Private Meeting/Small Conference area
- Onsite parking is limited; however, conversations are ongoing to pair the nearby lot and garages for validated customer parking.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the [Educational Materials](#) for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	June 16, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Buildout	$46,625	$115,630
Mainvest Compensation	$3,375	$8,370
TOTAL	$50,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.3 - 3.2%[2]
Payment Deadline	2028-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.09%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.3% and a maximum rate of 3.2% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.3%
$68,500	1.8%
$87,000	2.2%
$105,500	2.7%
$124,000	3.2%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Dreamer Glen	51%
Cyrus Thornton	49%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
pathfinder bank	$12,000	4%	12/31/2023	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Forecasted milestones

Miss Prissy's forecasts the following milestones:

- Hire for the following positions by January 2024: 5 Sous Chefs, 15 Servers, 1 Event Coordinator, 4 Mixologists, 2 Managers

- Achieve over 1 million in revenue year by 2026.

- Achieve a net profit of over $300,000 per year by 2026.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,145,860	$1,191,694	$1,239,362	$1,288,936	$1,340,493
Cost of Goods Sold	$384,201	$399,568	$415,550	$432,171	$449,457
Gross Profit	$761,659	$792,126	$823,812	$856,765	$891,036
EXPENSES					
Rent	$11,700	$15,000	$18,300	$18,300	$18,300
Utilities	$5,736	$5,965	$6,203	$6,451	$6,709
Payroll	$179,996	$184,495	$189,107	$193,834	$198,679
Payroll Taxes & Workers Comp	$18,720	$19,188	$19,667	$20,158	$20,661
Payroll Processing	$18,720	$19,188	$19,667	$20,158	$20,661
POS System	$2,520	$2,583	$2,647	$2,713	$2,780
Auto Expense	$3,996	$4,095	$4,197	$4,301	$4,408
Square Fees	$42,970	$44,044	$45,145	$46,273	$47,429
Travel Expense	$20,400	$20,910	$21,432	$21,967	$22,516
Repairs & Maintenance	$12,000	$12,300	$12,607	$12,922	$13,245
Office Expenses	$6,000	$6,150	$6,303	$6,460	$6,621
Advertising	$6,000	$6,150	$6,303	$6,460	$6,621
Other Misc. Expenses	$45,013	$46,138	$47,291	$48,473	$49,684
Operating Profit	$387,888	$405,920	$424,943	$448,295	$472,722

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$36,244.00	$26,277.00
Cash & Cash Equivalents	$12,115.00	$2,927.00
Accounts Receivable	$0	$0
Short-term Debt	$73,042.00	$13,604.00
Long-term Debt	$45,412.00	$22,620.00
Revenues/Sales	$298,240.00	$361,994.00
Cost of Goods Sold	$271,906.00	$160,939.00
Taxes Paid	$0	$0
Net Income	$-109,316.00	$61,012.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V